EXHIBIT V
Change in registrant’s certifying accountants
The Audit Committee of the European Investment Bank with the consent of the Management Committee designated KPMG Audit S.à.r.l., independent registered public accounting firm, as external auditors for the fiscal year ending December 31, 2009. The selection is the result of a competitive process.